UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One)

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-815

PIONEER HI-BRED INTERNATIONAL, INC. SAVINGS PLAN

(Full title of plan)

E. I. DU PONT DE NEMOURS AND COMPANY

1007 Market Street

Wilmington, Delaware 19898

(Name of issuer of the securities held pursuant to the Plan

and the address of its principal executive office)

PIONEER HI-BRED INTERNATIONAL, INC. SAVINGS PLAN

* All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of

Pioneer Hi-Bred International, Inc. Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Pioneer Hi-Bred International, Inc. Savings Plan (the “Plan”) at December 31, 2010 and 2009, and the changes in net assets available for benefits for the year then ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania

June 24, 2011

PIONEER HI-BRED INTERNATIONAL, INC. SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2010 AND 2009

	2010	2009
Assets:
Investments, at fair value:
Common/collective trust	$57,199,859	$97,893,200
Mutual funds	537,862,568	408,753,134
DuPont stock fund	12,555,644	7,241,525
Total investments	607,618,071	513,887,859

Notes receivable from participants	6,023,771	5,722,581

Net assets available for benefits, at fair value	613,641,842	519,610,440
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,252,422)	(1,118,908)
Net assets available for benefits	$611,389,420	$518,491,532

See Notes to Financial Statements beginning on page 4.

PIONEER HI-BRED INTERNATIONAL, INC. SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2010

2010
Additions:
Investment income:
Net appreciation in fair value of investments	$59,236,815
Interest and dividend income	7,742,463
Total investment income	66,979,278

Contributions:
Participants’ contributions	31,376,208
Employer’s contributions	14,116,270
Rollovers	1,254,693
Total contributions	46,747,171

Interest from notes receivable from participants	319,617

Total additions	114,046,066

Deductions:
Benefits paid to participants	20,823,922
Administrative expenses	324,256
Total deductions	21,148,178

Net increase	92,897,888

Net assets available for benefits:
Beginning of year	518,491,532
End of year	$611,389,420

See Notes to Financial Statements beginning on page 4.

PIONEER HI-BRED INTERNATIONAL, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Pioneer Hi-Bred International, Inc. Savings Plan (the “Plan”) is provided for general purposes only.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.  The Plan is available to all full-time employees and all temporary employees of Pioneer Hi-Bred International, Inc. (the “Company”), a wholly owned subsidiary of E. I. du Pont de Nemours and Company (“DuPont”), who have completed at least 1,000 hours of service during a consecutive twelve-month period.

Administration

The Plan is administered by the Company. Vanguard Fiduciary Trust Company (“VFTC”) is the trustee of the assets of the Plan. As trustee, VFTC has the authority to hold, manage and protect the assets of the Plan in accordance with the provisions of the Plan and the trust agreements.

Contributions

Participants may contribute 1% to 100% of their eligible earnings, as defined by the Plan.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  The Company makes a matching contribution of 100% of each participant’s before-tax contribution, or Roth contribution, or a combination of both not to exceed 4% of eligible pay.  Contributions to the Plan are subject to certain limits imposed by the Internal Revenue Service (“IRS”) and the Plan terms.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments

Participants direct the investment of their contributions into various investment options offered by the Plan.  In August 2010, the Plan announced changes to its investments options which were effective October 1, 2010.  The AllianceBernstein International Style Blend Collective Trust was removed from the Plan and the Vanguard International Value Fund was added the Plan’s investment options.  Assets from the AllianceBernstein International Style Blend Collective Trust were split between the Vanguard International Value Fund and the Vanguard International Growth Fund unless participants choose an alternative investment option prior to September 30, 2010.  The Plan currently offers nine mutual funds, a common/collective trust fund (“CCT”), a DuPont stock fund and four predefined investment mixes as investment options for participants. The predefined investment mixes represent an investment in investment options within the Plan in varying percentages based upon the participant’s desired risk/return strategy.  The four predefined investment mixes are: (1) Income, (2) Balanced Growth, (3) Growth, and (4) Aggressive Growth.

Vesting

Upon entering the Plan, participants are fully vested in their contributions plus earnings thereon. Any participant who completes one hour of service is immediately vested in the Company’s matching contributions.

PIONEER HI-BRED INTERNATIONAL, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010

Notes Receivable from Participants

Subject to the Plan’s guidelines, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 (less the participant’s highest outstanding loan balance during the previous twelve months) or 50% of their account balance.  The loans are secured by the balance in the participant’s account and bear interest at rates that range from 4.25% to 9.25%, which are determined by the Plan administrator using the prime rate as of the first day of the month plus one percentage point.  Principal and interest are paid ratably through payroll deductions.  A maximum of one loan per participant may be outstanding at any time and loan maturities cannot exceed five years.

Payment of Benefits

An in-service withdrawal of all or a portion of a participant’s account may be made under certain conditions including election by the participant after attaining age 59½.  Withdrawals of employee contributions for undue financial hardship are also permitted.  Upon termination or retirement, a participant who has attained age 55 may elect to take a partial distribution.  Upon termination or retirement prior to age 55 or upon death or disability, a participant may elect to receive a lump-sum distribution equal to the vested value of the participant’s account.  Required minimum distributions will begin in April of the calendar year following the later of the year in which the participant attains age 70 ½ or the year following retirement or termination of employment.

Forfeited Accounts

At December 31, 2010 and 2009, forfeited nonvested accounts totaled $64,674 and $62,995, respectively.  Upon the participant’s termination of employment, any Company matching contributions and the earnings thereon which are not vested will be forfeited, but will be restored and eligible for additional vesting if the participant again becomes an eligible employee within five years after termination and completes the required years of service. Forfeitures, net of amounts restored, are used to offset future Company contributions required under the Plan.  During the year ended December 31, 2010, forfeitures were not utilized.

Administrative Expenses

Expenses of administering the Plan, at the election of the Company, may be paid by the Plan. Any remaining expenses will generally be paid by the Company, but may be paid by the Plan.  For the year ended December 31, 2010, the Plan paid $324,256, in administrative expenses of the Plan, including recordkeeping related fees. Brokerage fees, transfer taxes, investment fees and other expenses incidental to the purchase and sale of securities and investments are included in the cost of such securities or investments or deducted from the sales proceeds.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America (“GAAP”).

Fully Benefit-Responsive Investment Contracts

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attributable for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

PIONEER HI-BRED INTERNATIONAL, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment instruments, including common stock, mutual funds, and a CCT. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The DuPont stock fund is valued at year-end unit closing price (defined as the year-end market price of common stock plus uninvested cash position).  Shares of registered investment companies (“mutual funds”) are valued at the net asset value of shares held by the Plan at year-end.  Fair value of the shares of CCTs are valued at net asset value as reported by the CCT’s trustee at year-end.  The Plan holds shares of CCTs that have investments in fully benefit-responsive investment contracts.  The fair value of investment contracts held by the CCT are determined using the market price of the underlying securities and the value of the investment contract.

Purchases and sales of investments are recorded on a trade-date basis.  Realized gains and losses on the sale of DuPont company stock is based on average cost of the securities sold.  Interest income is recorded on the accrual basis.  Dividend income is recorded on the ex-dividend date.  Capital gain distributions are included in dividend income.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-06, Fair Value Measurements and Disclosures, which amends Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan prospectively adopted the new guidance in 2010, except for the Level 3 reconciliation disclosures, which are required in 2011. The adoption in 2010 did not materially affect, and the future adoption is not expected to materially affect, the Plan’s financial statements.

PIONEER HI-BRED INTERNATIONAL, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010

In September 2010, the FASB issued ASU No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans. The ASU requires that participant loans be classified as notes receivable rather than a plan investment and measured at unpaid principal balance plus accrued but unpaid interest rather than fair value. The Plan retrospectively adopted the new accounting in 2010. The adoption did not have a material effect on the Plan’s financial condition.

In March 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards.  ASU 2011-04 was issued to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards.  ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. This pronouncement is effective for reporting periods beginning on or after December 15, 2011.  The Plan is currently evaluating the impact of the adoption on the financial statements.

NOTE 3 - INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2010 and 2009:

	2010	2009
Vanguard Retirement Savings Trust	$54,947,437	$50,638,874
Vanguard 500 Index Fund	170,714,750	147,844,888
Vanguard PRIMECAP Fund	48,763,200	44,719,067
Vanguard Total Bond Market Index Fund	117,092,131	95,984,396
Vanguard International Growth Fund	70,525,857	34,662,609
AllianceBernstein International Style Blend Collective Trust[1]	—	46,135,418
Royce Pennsylvania Mutual Fund	57,360,964	48,902,717

1                   Investment was not part of the Plan assets as of December 31, 2010.

For the year ended December 31, 2010, the Plan’s investments (including gains and losses on investments bought, sold, as well as held during the year) appreciated/(depreciated) in value as follows:

2010
CCT	$(437,461)
Mutual funds	55,878,900
DuPont stock fund	3,795,376
Net appreciation in fair value	$59,236,815

NOTE 4 — FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

PIONEER HI-BRED INTERNATIONAL, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010

Fair value calculations may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010 and 2009:

	Investments at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total Fair Value
Assets:
CCT	$—	$57,199,859	$—	$57,199,859

Mutual funds:
Bond fund	117,092,131	—	—	117,092,131
Domestic stock funds	323,183,430	—	—	323,183,430
International stock fund	97,522,333	—	—	97,522,333
Money market fund	64,674	—	—	64,674
Total mutual funds	537,862,568	—	—	537,862,568

DuPont stock fund	12,555,644	—	—	12,555,644
Total assets	$550,418,212	$57,199,859	$—	$607,618,071

	Investments at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total Fair Value
Assets:
CCT	$—	$97,893,200	$—	$97,893,200

Mutual funds:
Bond fund	95,984,396	—	—	95,984,396
Domestic stock funds	278,043,134	—	—	278,043,134
International stock fund	34,662,609	—	—	34,662,609
Money market fund	62,995	—	—	62,995
Total mutual funds	408,753,134	—	—	408,753,134

DuPont stock fund	7,241,525	—	—	7,241,525
Total assets	$415,994,659	$97,893,200	$—	$513,887,859

For the year ended December 31, 2010, there were no significant transfers in or out of Levels 1, 2 or 3.

PIONEER HI-BRED INTERNATIONAL, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010

NOTE 5 - RELATED PARTY TRANSACTIONS

The Plan invests in shares of mutual funds managed by an affiliate of VFTC. VFTC acts as trustee for investments as defined by the Plan. The Plan also offers DuPont stock fund as an investment option.  DuPont, as the parent of the Company, is a related party to the Plan.  At December 31, 2010, the Plan held 251,717 shares of the DuPont stock fund stock valued at $12,555,644.  At December 31, 2009, the Plan held 215,074 shares of the DuPont stock fund valued at $7,241,525.  During the year ended December 31, 2010, the Plan purchased and sold approximately $3,223,000 and $1,704,000 of the DuPont stock fund, respectively.  Transactions in these investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules of ERISA.

NOTE 6 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 7 - TAX STATUS

The Plan is a qualified plan pursuant to Section 401(a) of the Internal Revenue Code (“IRC”) and the related trust is exempt from federal taxation under Section 501(a) of the IRC.  A favorable tax determination letter from the IRS dated April 7, 2003, covering the Plan and amendments through December 17, 2001, has been received by the Plan.  The Plan has been amended since receiving the determination letter. In January 2011, the Plan submitted a request to renew the tax determination letter and is awaiting a reply from the IRS.  The Plan administrator believes that the Plan is designed and is currently operated in accordance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the plan and has concluded that as of December 31, 2010, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 8 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2010 and 2009 to the Form 5500:

	2010	2009
Net assets available for benefits per the financial statements	$611,389,420	$518,491,532
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	2,252,422	1,118,908
Loan balances considered deemed distributions	(43,194)	(38,457)
Net assets available for benefits per the Form 5500	$613,598,648	$519,571,983

PIONEER HI-BRED INTERNATIONAL, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010

The following is a reconciliation of total additions per the financial statements for the year ended December 31, 2010 to total income per the Form 5500:

2010
Total additions per the financial statements	$114,046,066
2010 adjustment from contract value to fair value for fully benefit-responsive investment contracts	2,252,422
2009 adjustment from contract value to fair value for fully benefit-responsive investment contracts	(1,118,908)
Total income per the Form 5500	$115,179,580

The following is a reconciliation of total deductions per the financial statements for the year ended December 31, 2010 to total expenses per the Form 5500:

2010
Total deductions per financial statements	$21,148,178
Current year cumulative deemed distributions	43,194
Prior year cumulative deemed distributions	(38,457)
Total expenses per the Form 5500	$21,152,915

SUPPLEMENTAL SCHEDULE

PIONEER HI-BRED INTERNATIONAL, INC. SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2010

ATTACHMENT TO FORM 5500, SCHEDULE H, PART IV, LINE I

	(b)	(c)	(d)	(e)
(a)	Identity of Issue	Investment Type	Cost	Current Value

	Royce Pennsylvania Mutual Fund	Registered Investment Company	**	$57,360,964
*	Vanguard Extended Market Index Fund Investor Shares	Registered Investment Company	**	20,794,327
*	Vanguard 500 Index Fund	Registered Investment Company	**	170,714,750
*	Vanguard International Value Fund	Registered Investment Company	**	26,996,476
*	Vanguard International Growth Fund	Registered Investment Company	**	70,525,857
*	Vanguard PRIMECAP Fund	Registered Investment Company	**	48,763,200
*	Vanguard Prime Money Market Fund	Registered Investment Company	**	64,674
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	**	117,092,131
*	Vanguard Windsor II Fund	Registered Investment Company	**	25,550,189
	Total Registered Investment Company			537,862,568

*	Vanguard Retirement Savings Trust	Common/Collective Trust	**	57,199,859

*	DuPont Stock Fund	Company Stock Fund	**	12,555,644

*	Notes receivable from participants	Interest Rate 4.25%-9.25% - Maturing from January 2011 - December 2015	**	6,023,771
	Total Assets Held At End of Year			$613,641,842

*	Party-in-interest
**	Cost not required for participant directed investments

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Pioneer Hi-Bred International, Inc. Savings Plan

/s/ Gregory Friedman
Gregory Friedman
Vice President – Finance

June 24, 2011